Fourth Quarter and Year End 2021 Financial Results March 8, 2021 Exhibit 99.1

Safe-Harbor Statement Forward-Looking Statements This presentation contains certain forward-looking statements which include, or may include, words such as "future "expect", "expected", "progress", "intended", "will", "planned", "on track", "targeted", "estimate", "estimating", "anticipate", "anticipated", "may", "consider", “believe” and other similar terminology. Forward-looking statements contained in this prospectus include, but are not limited to, statements about: our future financial performance, including our revenue, capital expenditures, adjusted diluted EPS, adjusted EBITDA and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; customer demand; and our goals, strategies and investments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements : (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) significant interruptions in our operations could harm our business, financial condition and results of operations; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; and (x) our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors; (xi) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors. This list is not exhaustive. These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. This press release also contains certain estimates regarding the Company's future prospects and performance, including, but not limited to, future revenues and earnings per share, capital deployment. All such statements and projections are based upon current expectations of the Company and involve a number of business risks and uncertainties. The Company disclaimers any current intention to update such guidance, except as required by law. For a description of certain additional factors that could cause the Company's future results to differ from those expressed in any such forward-looking statements, see Item 3D entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission. Non-GAAP Financial Information This presentation contains non-GAAP measures. Please refer to the tables included in this Q4 and year end 2021 Earnings Press Release for a reconciliation of non-GAAP measures. Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, CAPEX, Adjusted Diluted EPS, Net Debt, and Free Cash Flow. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Fourth Quarter and Full Year 2021 Financial Results

Franco Stevanato Executive Board Chairman Stevanato Group Fourth Quarter & Full Year 2021 Earnings Call Speakers Fourth Quarter and Full Year 2021 Financial Results Franco Moro CEO Marco Dal Lago CFO Lisa Miles SVP IR

Fiscal 2021 A Landmark Year for Stevanato Group with Successful IPO Fourth Quarter and Full Year 2021 Financial Results € in Millions FY 2021 FY 2020 FY 2019 Revenue 844 662 537 Gross profit 265 194 138 Gross profit margin 31.4% 29.3% 25.7% Operating profit 162 103 62 Operating profit margin 19.2% 15.6% 11.6% Net profit 134 79 39 Net profit margin 15.9% 11.9% 7.2% Adjusted EBITDA* 218 160 108 Adjusted EBITDA margin* 25.9% 24.2% 20.2% Delivered double-digit revenue growth, margin expansion and increased mix of high value solutions Met or exceeded our key performance indicators in FY21 Exited 2021 with a solid backlog, new order in-take and a robust pipeline of new opportunities More than €400M in cash, flexible balance sheet and ample liquidity to invest in future growth Investments in growth platforms and capacity expansion to drive sustainable, accretive growth Demonstrated three-year track record of advancing our strategic priorities to capitalize on customer demand THREE-YEAR TRACK RECORD REINFORCES FUNDAMENTALS Amid favorable macro trends, our integrated capabilities resonate with customers as we aim to drive double-digit revenue growth, increase our mix of high value solutions, expand margins and deliver long-term shareholder value. *Adjusted EBITDA and adjusted EBITDA margin are non-GAAP measures. Please refer to slides 19-26 for a reconciliation of non-GAAP measures

Full Year 2021 Financial and Operational Results Highlights Strong sales, and continued progress on investments, innovation, and capacity expansion sets the foundation for durable organic growth New order intake and backlog are important indicators of our future growth prospects and ongoing favorable customer demand trends as new treatments come to market to tackle chronic disease and advance patient care *Adjusted DEPS, Adjusted EBITDA and adjusted EBITDA margin are non-GAAP measures. Please refer to slides 19-26 for a reconciliation of non-GAAP measures 2021 KEY PERFORMANCE INDICATORS €843.9M 2021 Revenue 27.5% YoY Revenue Growth €218.3M 2021 Adj. EBITDA* 36.3% YoY Adj. EBITDA Growth 25.9% 2021 Adj. EBITDA Margin* €0.48 2021 Adjusted Diluted EPS* ~€278.3M Q4 New Order Intake ~€880M Backlog 25% FY 2021 Revenue from HVS Fourth Quarter and Full Year 2021 Financial Results

High Value Solutions Growth (HVS)

Expect trend to continue as customers choose ready-to-use platforms because they reduce customers' total cost of ownership, get treatments to market faster and increase quality and flexibility

REVENUE SHARE FROM "HIGH-VALUE" SOLUTIONS (HVS)


% of Total Revenue
~10%
~17%
~22%
~25%
2016
2019
2020
2021

Highlights:



Rising demand for syringes in 2021 vs 2020. Increase driven by our HVS, ready-to-use syringe platforms where orders doubled year-over-year. This includes Nexa® and Alba® that are ideally suited for biologics and high-sensitive drugs like monoclonal Antibodies, mRNA vaccines, and recombinant proteins because of their advanced technology and superior performance. We see this trend continuing into 2022



Making progress on integrated capabilities in proprietary drug delivery device space with pen injectors, auto injectors and wearable pods



Announced the expansion of agreement with Haselmeier in January 2022 for proprietary Alina® Pen Injectors granting exclusivity to support a broader range of therapeutic areas

Stevanato Group Fourth Quarter and Full Year 2021 Financial Results 6

BARDA will invest up to approximately $95 million for Stevanato to increase planned manufacturing capacity in Indiana for both standard and EZ-fill® vials Intended to help strengthen U.S. government’s domestic capabilities for national defense readiness and preparedness programs for current and future public health emergencies Will help build and rapidly scale capacity in Indiana to help fortify the U.S. government’s domestic pharmaceutical supply chain BARDA Agreement Fourth Quarter and Full Year 2021 Financial Results First agreement with the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA), part of the U.S. Department of Health and Human Services in partnership with the U.S. Department of Defense

Facility in Indiana remains on track. Construction to continue into 2023, followed by startup and validation – with revenue generation by late 2023-early 2024 Pace of demand increased since last year. In response, moving forward with incremental investments in Italy to further shore up capacity until the U.S. and China facilities become operational We have the necessary flexibility through our modular approach to incrementally add/modify capacity to match customers evolving needs Capital investments designed to yield sustainable, organic growth as new treatments come to market that require high-quality, high-performance containment solutions further up the value chain Our integrated capabilities, coupled with our high value solutions, are important elements to create and drive shareholder value FY 2022 Industrial Plan Updates Industrial Plan Progress Fourth Quarter and Full Year 2021 Financial Results Piombino Dese, Italy Fishers, IN

Actively Managing Complexities Pandemic presenting challenges to all businesses Worked hard to effectively manage in 2021 Keeping sharp focus on inventory management, manufacturing, and on-time delivery to customers Capturing cost increases and raising prices accordingly Omicron variant - Experienced higher rate of absenteeism in January in some European facilities, but returned to normalized levels of staffing and productivity by mid to late February Closely managing inflationary costs and supply chain with high degree of discipline. Expected to continue throughout 2022 Inflation & Supply Chain Update Fourth Quarter and Full Year 2021 Financial Results New graphics

Adding incremental capacity in Italy in response to rising demand as customers move up the value chain Advancing our expansion plans in the U.S. and China, as we diversify our industrial footprint and enhance our proximity to customers Continuing our investments in R&D to accelerate our market-leading position and increase the pipeline of our proprietary solutions Capacity Geographic Expansion R&D 2022 Strategic Operational Priorities Fourth Quarter and Full Year 2021 Financial Results Graphics to improve Building a multi-year pipeline of opportunities heavily weighted in the biologics market where we expect to see a growing demand for our high-performance products Pipeline

Fiscal 2021: Double Digit Revenue Growth Fourth Quarter and Full Year 2021 Financial Results Q4 2021 better than expected driven by Engineering Segment due to customers’ ongoing capital deployment to satisfy demand FY 2021 revenue increase driven by growth in both segments €232.6 €206.7 In Q4 2021, Covid represented ~14.3% of revenue Q4 2020 included a €15M benefit (BDS Segment) related to timing of revenue with no impact on FY 2020 revenue €843.9 €662.0 In FY 2021, Covid represented ~14.7% of revenue In FY 2021, excluding Covid, revenue grew ~15.2%

High-Value Solutions Snapshot HVS Q4 YOY GROWTH (IN € MILLIONS) +62.9% Fourth Quarter and Full Year 2021 Financial Results +42% Our long-term trajectory remains unchanged with a targeted mix of mid-thirty percent by 2026, contributing to the expansion of EBITDA margins over the long-term HVS FY YOY GROWTH (IN € MILLIONS) Represents ~28.5% of consolidated revenue Represents ~24.6% of consolidated revenue

Q4 2021 & FY 2021 Margin and EPS Snapshot overall_0_132573506445777536 columns_7_132584762853721572 3_1_132573506445777536 6_1_132573506445777536 9_1_132573506445777536 12_1_132573506445777536 13_1_132573506445777536 14_1_132573506445777536 15_1_132573506445777536 18_1_132573506445777536 21_1_132573506445777536 Fourth Quarter and Full Year 2021 Financial Results ADJUSTED EBITDA* 25.3%* 25.9%* 10.3% Margin: ADJUSTED DILUTED EPS* 24.6% 14.7% GROSS PROFIT OPERATING PROFIT 28.3% 31.4% 18.7% 18.3% 18.2% Three-months ended December 31, Twelve months ended December 31, 2021 2020 %change 2021 2020 % change Revenues € 233.0 206.7 13% Revenues € 843.9 € 662.0 27% Gross profit € 73.0 58.6 25% Gross profit € 265.4 € 194.2 37% Gross margin 31.4% 28.3%   Gross margin 31.4% 29.3%   Operating profit € 43.5 37.9 15% Operating profit € 162.20 € 103.10 57% Operating profit margin 18.7% 18.3%   Operating profit margin 19.2% 15.6%   Net profit € 44.6 34.0 31% Net profit € 134.3 € 78.6 71% Adjusted net profit € 33.0 € 34.1 -3% Adjusted net profit € 120.5 € 81.0 49% Diluted EPS € 0.17 € 0.14 21% Diluted EPS € 0.53 € 0.33 61% Adjusted diluted EPS € 0.12 € 0.14 -14% Adjusted diluted EPS € 0.48 € 0.34 41% Adj. EBITDA € 58.6 53.1 10% Adj. EBITDA € 218.3 € 160.2 36% Adj. EBITDA margin 25.3% 25.9%   Adj. EBITDA margin 25.9% 24.2%   *Adjusted DEPS, adjusted EBITDA, and adjusted EBITDA margin are non-GAAP measures. Please refer to slides 19-26 for a reconciliation of non-GAAP measures Margin: 36.7% 57.3% GROSS PROFIT OPERATING PROFIT 29.3% 31.4% ADJUSTED EBITDA* 25.9%* 24.2%* 36.3% ADJUSTED DILUTED EPS* 54.8% 15.6% 19.2%

Q4 & FY 2021 Segment Financial Summary Segment Overview BIOPHARMACEUTICAL AND DIAGNOSTIC SEGMENT (BDS) Revenue increases for the quarter and the year driven by growth in core products and HVS. HVS accounted for 35.7% and 29.8% of revenue in Q4 2021 and FY 2021, respectively. Mix shift led to expanded margins For the year, gross profit margin increased to 33.1% (+350 bps) and operating profit margin was 21.4% (+330 bps) ENGINEERING SEGMENT For the quarter and full year, revenue grew in all business lines For the full year 2021, gross profit margin was 19.3% and operating profit margin was 10.5% +23% BDS & ENGINEERING SEGMENT PERFORMANCE REVENUE in € millions Fourth Quarter and Full Year 2021 Financial Results +9% +27% +54%

Strong Financial Position Fourth Quarter and Full Year 2021 Financial Results YEAR ENDED DECEMBER 31, 2021 €189.8M Net Financial Position €122.1M Capital Expenditures €133.3M Cash from Operations €25.1M Free Cash Flow* €411M Total Cash and Cash Equivalents * Free Cash Flow is a non-GAAP measure. Please refer to slides 19-26 for a reconciliation of non-GAAP measures

Capital Expenditures 2022

CAPEX ESTIMATE UPDATE

- CapEx in 2021 was ~€122.1 million. This was lower than our initial expectations mostly due to timing and the shifting of spend into 2022
- We estimate that approximately €90 million of CapEx spend that was previously expected to occur 2021, is now included in our fiscal 2022 cap ex budgets
- Additional incremental expenditures are also anticipated as capacity is added in Italy to meet rising demand
- Together with shift, and incremental capex, we estimate that CapEx in 2022 as a percent of revenue will likely range between 35% and 40%

CAPITAL ALLOCATION PRIORITIES

1. Ongoing capacity expansion to satisfy market demand
2. R&D to maintain competitive advantages and drive innovation
3. May consider opportunistic M&A to broaden our offerings, technical know-how and international footprint

CAPEX Crosswalk


in € millions
2021
2022
2021 capex moved into FY 2022 Est.
FY 2022E
35%-40% of revenue
€90M
€90M shift
to 2022
€122M
2021 Actual
2022 Est

Stevanato Group Fourth Quarter and Full Year 2021 Financial Results 16

Establishing 2022 Guidance Based on mid-point of revenue range, approximately 75% of forecasted revenue is in the form of backlog Expect Covid contributions in the mid-teens as percent of revenue Currently expect that revenue will be stronger in the 2H of 2022 versus the 1H of 2022, aligning to our industrial plans as we bring on more capacity during the course of 2022 Full Year 2022 Guidance €935M - €945M Revenue €0.49 - €0.51 Adj. Diluted EPS* €248M - €253M Adj. EBITDA* ~264. 7M Weighted Average Shares Outstanding *Adjusted DEPS and Adjusted EBITDA are non-GAAP measures. Please refer to slides 19-26 under the in this presentation for a Reconciliation of Non-GAAP measures Fourth Quarter and Full Year 2021 Financial Results

In Summary Fourth Quarter and Full Year 2021 Financial Results Among the leaders in premium drug packaging and engineering, serving as a vital link to the safety and effective administration of our customers injectable treatments, diagnostic tests, and therapies. We have a relentless focus on driving constant innovation in R&D, delivering high-quality products, offering scientific and technical support, and meeting market demands. Serve some of the fastest growing market segments and we are integrated into the drug production and delivery supply chain, with favorable multi-year secular tailwinds including: Pharmaceutical innovation, Aging populations with chronic conditions, Growth in biologics and biosimilars, Acceleration and expansion of vaccination programs, Self-administration of medicines, and Increasing quality standards and regulation. Above all, we believe that our strong reputation, coupled with these favorable macro trends and our high-quality suite of products positions us well to benefit from continued demand, and in turn, deliver double-digit revenue growth, continued margin expansion and long-term shareholder value.

Notes to Non-GAAP Financial Measures: This presentation contains non-GAAP measures. Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, CAPEX, Adjusted Diluted EPS, Capital Employed, Net Cash/(Debt), and Free Cash Flow. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. A reconciliation of these adjusted Non-GAAP financial measures to the comparable GAAP financial measures is included in the accompanying tables.  Fourth Quarter and Full Year 2021 Financial Results

Reconciliation of Non-GAAP Measures (Unaudited) Reconciliation of Constant Currency Reconciliation of Revenue to Constant Currency Revenue (Amounts in € millions) Fourth Quarter and Full Year 2021 Financial Results

Reconciliation of Non-GAAP Measures (Unaudited) Reconciliation EBITDA Reconciliation of EBITDA (Unaudited) (Amounts in € millions) Fourth Quarter and Full Year 2021 Financial Results For the three months ended December 31, Change For the years ended December 31, Change 2021 2020% 2021 2020 % Net Profit 44.6 34.0 31.1% 134.3 78.6 70.8% Income Taxes 9.1 2.0 3 46.9% 31.4 17.7 77.6% Finance Income (15.3) (3.0) 408.2% (21.7) (14.9) 45.4% Finance Expenses 5.1 4.7 7.9% 18.8 21.8 (13.9) % Share of Profit of an Associate — 0.3 (100.0) % (0.5) (0.1) 385.9% Operating Profit 43.5 37.9 14.7% 162.2 103.1 57.3% Depreciation and Amortization 15.1 15.2 (0.9) % 56.4 54.1 4.2% EBITDA 58.6 53.1 10.2% 218.6 157.2 39.1%

Reconciliation of Non-GAAP Measures (Unaudited)

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Net Income Taxes, Net Profit and Diluted EPS (Unaudited)
(Amounts in € millions, except per share data)

Three months ended December 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	58.6	43.5	9.1	44.6	0.17
Adjusting items:					
IPO costs [3]	0.1	0.1	0.0	0.1	0.00
Out-of-cycle bonus to personnel [4]	(0.2)	(0.2)	(0.0)	(0.1)	(0.00)
Start-up costs U.S. plant [6]	0.4	0.4	0.1	0.3	0.00
Gain from the sale of an associate [7]	—	—	—	(12.3)	(0.05)
Patent Box [8]	—	—	0.5	(0.5)	(0.00)
Provision for tax audit on previous years [9]	—	—	(0.9)	0.9	0.01
Adjusted	**58.9**	**43.8**	**8.8**	**33.0**	**0.13**
Adjusted Margin	**25.3%**	**18.8%**	—	—	—

Three months ended December 31, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	53.1	37.9	2.0	34.0	0.14
Adjusting items:					
Litigation Costs [10]	0.1	0.1	0.2	(0.1)	0.00
Consultancies related to IPO [3]	0.2	0.2	0.0	0.2	0..00
Step-up in tax value of certain PPE [11]	—	—	7.9	(7.9)	(0.03)
Adjusted	**53.4**	**38.2**	**10.1**	**26.2**	**0.11**
Adjusted Margin	**25.9%**	**18.5%**	—	—	—

(1) During the year ended December 31, 2021, the Group recorded €1.2 million in restructuring and related charges for the consolidation of Balda plants in the U.S.
(2) During the year ended December 31, 2021, the Group recorded €9.9 million, within general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers.
(3) During the year ended December 31, 2021, and 2020, the Group recorded €0.8 million and €0.2 million respectively, within general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE. During the three months ended December 31, 2021, and 2020 the Group recorded €0.1 million and €0.2 million respectively, of general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE.
(4) During the year ended December 31, 2021, the Group granted a €6.5 million discretionary, out-of-cycle bonus to employees. No such bonuses were awarded or disbursed for the year ended December 31, 2020. During the three months ended December 31, 2021, the Group recorded €(0.2) million, of general and administrative expenses, mainly due to exchange rate impact and an adjustment of the estimation made as of September 30, 2021.
(5) During the year ended December 31, 2021, the Group recorded €4.3 million, as foreign exchange loss for derivative on IPO proceeds.
(6) During the three months and the year ended December 31, 2021, the Group recorded respectively €0.4 million and €1.1 million start-up costs to further the construction of the new plant in Fisher, Indiana, United States.
(7) During the three months and the year ended December 31, 2021, the Group recorded €12.3 million from the sale of a minority interest in the associate Swissfillon AG.
(8) During the year ended December 31, 2021, the Group reached an agreement with the Italian Tax Agency regarding the so-called "Patent box regime", resulting in a retroactive €7.6 million tax saving for the financial years 2016-2020. The tax benefit was accounted for as €7.1 million for the nine months ended September 30, 2021, based on our estimates. We accounted for a total accrual of €0.5 million for the three months ended December 31, 2021.
(9) During the three months and the year ended December 31, 2021, the Group accrued €0.9 million related to a tax audit on fiscal year 2016.
(10) During the three months and the year ended December 31, 2020, the Group recorded €0.1 and €2.8 million respectively related to litigation costs arising from a lawsuit brought by Clere BSD GmbH in connection with the payment of certain transfer fees for the acquisition of a patent by Balda AG, one of the Group's subsidiaries. No such litigation costs were accrued for the year ended December 31, 2021.
(11) During the three months and the year ended December 31, 2020, the Group recorded €7.9 million tax saving related to the option to step up the tax net book value of certain machinery by taking advantage from the "August Decree". The law allowed Italian companies to reevaluate the tax value of the assets by paying a 3.0% one off tax on the higher value and deducting future depreciation at a notional tax.

Reconciliation of Non-GAAP Measures (Unaudited) Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Net Income Taxes, Net Profit and Diluted EPS (Unaudited) (Amounts in € millions, except per share data) (1)   During the year ended December 31, 2021, the Group recorded €1.2 million in restructuring and related charges for the consolidation of Balda plants in the U.S. (2)   During the year ended December 31, 2021, the Group recorded €9.9 million, within general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers. (3)   During the year ended December 31, 2021, and 2020, the Group recorded €0.8 million and €0.2 million respectively, within general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE. During the three months ended December 31, 2021, and 2020 the Group recorded €0.1 million and €0.2 million respectively, of general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE. (4)  During the year ended December 31, 2021, the Group granted a €6.5 million discretionary, out-of-cycle bonus to employees. No such bonuses were awarded or disbursed for the year ended December 31, 2020. During the three months ended December 31, 2021, the Group recorded €(0.2) million, of general and administrative expenses, mainly due to exchange rate impact and an adjustment of the estimation made as of September 30, 2021. (5) During the year ended December 31, 2021, the Group recorded €4.3 million, as foreign exchange loss for derivative on IPO proceeds. (6)  During the three months and the year ended December 31, 2021, the Group recorded respectively €0.4 million and €1.1 million start-up costs to further the construction of the new plant in Fisher, Indiana, United States. (7)  During the three months and the year ended December 31, 2021, the Group recorded €12.3 million from the sale of a minority interest in the associate Swissfillon AG. (8)  During the year ended December 31, 2021, the Group reached an agreement with the Italian Tax Agency regarding the so-called “Patent box regime”, resulting in a retroactive €7.6 million tax saving for the financial years 2016-2020. The tax benefit was accounted for as €7.1 million for the nine months ended September 30, 2021, based on our estimates. We accounted for a total accrual of €0.5 million for the three months ended December 31, 2021. (9)  During the three months and the year ended December 31, 2021, the Group accrued €0.9 million related to a tax audit on fiscal year 2016. (10)  During the three months and the year ended December 31, 2020, the Group recorded €0.1 and €2.8 million respectively related to litigation costs arising from a lawsuit brought by Clere BSD GmbH in connection with the payment of certain transfer fees for the acquisition of a patent by Balda AG, one of the Group’s subsidiaries. No such litigation costs were accrued for the year ended December 31, 2021. (11) During the three months and the year ended December 31, 2020, the Group recorded €7.9 million tax saving related to the option to step up the tax net book value of certain machinery by taking advantage from the "August Decree". The law allowed Italian companies to reevaluate the tax value of the assets by paying a 3.0% one off tax on the higher value and deducting future depreciation at a notional tax.

Reconciliation of Non-GAAP Measures (Unaudited) Reconciliation of Free Cash Flow Free Cash Flow (Amounts in € millions) Fourth Quarter and Full Year 2021 Financial Results

Reconciliation of Non-GAAP Measures (Unaudited) Reconciliation of Net Debt Net Cash / (Debt) (Amounts in € millions) Fourth Quarter and Full Year 2021 Financial Results

Reconciliation of Non-GAAP Measures (Unaudited) Reconciliation of Adjusted Guidance Reconciliation of 2022 Guidance for Adjusted EBITDA, Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS (Unaudited) (Amounts in € millions, except per share data) Fourth Quarter and Full Year 2021 Financial Results

Contacts: Media Stevanato Group media@stevanatogroup.com Investor Relations Lisa Miles Lisa.miles@stevanatogroup.com